UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sanchez Production Partners LLC

(Name of Issuer)

Common Units Representing Class B Limited Liability Company Interests

(Title of Class of Securities)

79971A 106

(CUSIP Number)

October 28, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 79971A 106

1	Name of reporting person Dorsey R. Gardner
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐ Not applicable
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,601,794
	6	Shared voting power 0
	7	Sole dispositive power 1,601,794
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,601,794
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐ Not Applicable
11	Percent of class represented by amount in Row (9) 5.6%*
12	Type of reporting person IN

*	The beneficial ownership percentages described in this Schedule 13G are based on the aggregate number of the Company’s common units outstanding as of August 11, 2014, as reported in the Company’s Form 10-Q for the period ended June 30, 2014.

SCHEDULE 13G
CUSIP No. 79971A 106

Item 1(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Sanchez Production Partners LLC (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 1801 Main Street, Suite 1300, Houston, Texas 77002.

Item 2(a). Name of Person Filing

Dorsey R. Gardner

Item 2(b). Address of Principal Business Office or, if none, Residence

401 Worth Avenue, Palm Beach, Florida 33480

Item 2(c). Citizenship

United States

Item 2(d). Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is common units representing Class B limited liability company interests.

Item 2(e). CUSIP Number

The CUSIP number of the Company’s common units is 79971A 106.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240-13d-2(b) or (c), check whether the person filing is:

Not Applicable.

Item 4. Ownership.

Item 4(a). Amount beneficially owned

1,601,794

Mr. Gardner has sole voting and dispositive power over the common units of the Company held by the DRG 2002 Revocable Trust (1,468,009 common units), the DRG – Rollover IRA (64,485 common units), William G. Gardner (25,000 common units), the DRG 2012 Trust (41,400 common units) and the Robert O’Neill Trust (2,900 common units). Accordingly, Mr. Gardner is deemed to have beneficial ownership of such units.

Item 4(b). Percent of Class

5.6%

Item 4(c). Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

1,601,794

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

1,601,794

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2014

By:	/s/ Dorsey R. Gardner
	Name:	Dorsey R. Gardner